                                                                  Exhibit 99(b)

                           Entergy Gulf States, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                        12 months
                                                                        1994      1995      1996      1997      1998    June 1999
Fixed charges, as defined:
  Total Interest charges                                               $204,134  $200,224  $193,890  $180,073  $178,220  $170,517
  Interest applicable to rentals                                         21,539    16,648    14,887    15,747    16,927    17,041
                                                                       ----------------------------------------------------------

Total fixed charges, as defined                                         225,673   216,872   208,777   195,820   195,147   187,558

Preferred dividends, as defined (a)                                      52,210    44,651    48,690    30,028    32,031    27,376
                                                                       ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined             $277,883  $261,523  $257,467  $225,848  $227,178  $214,934
                                                                       ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                          ($82,755) $122,919   ($3,887)  $59,976   $46,393   $67,336
  Add:
    Income Taxes                                                        (62,086)   63,244   102,091    22,402    31,773    49,064
    Fixed charges as above                                              225,673   216,872   208,777   195,820   195,147   187,558
                                                                       ----------------------------------------------------------

Total earnings, as defined (b)                                          $80,832  $403,035  $306,981  $278,198  $273,313  $303,958
                                                                       ==========================================================

Ratio of earnings to fixed charges, as defined                             0.36      1.86      1.47      1.42      1.40      1.62
                                                                       ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                           0.29      1.54      1.19      1.23      1.20      1.41
                                                                       ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

